UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2013

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date: April 29, 2013	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and
Chief Financial Officer

FIRST QUARTER NEWS RELEASE

Investor relations contact: Mr. Kevin McGrath Managing Partner of Cameron Associates	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.
Tel.: 212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI ELECTRONICS, INC.

Q1 2013 Sales up 102%, Gross profit margin at 4.1%

SHENZHEN, PRC – April 29, 2013 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”)

(NYSE Symbol: NTE) today announced its unaudited results for the first quarter ended March 31, 2013.

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results
	Q1 2013	Q1 2012	YoY(%) (c)
Net sales (a)	$177,476	$87,814	102
Gross profit (a)	$7,339	$4,632	58
% of sales	4.1%	5.3%	—
Operating income (loss) (a)	$1,109	$(866)	—
% of sales	0.6%	(1.0%)	—
per share (diluted)	$0.02	$(0.02)	—
Net income (loss) (b)	$4,984	$(3,634)	—
% of sales	2.8%	(4.1%)	—
Basic earnings (loss) per share	$0.11	$(0.08)	—
Diluted earnings (loss) per share	$0.11	$(0.08)	—
Weighted average number of shares (‘000)
Basic	45,069	44,804	—
Diluted	45,709	44,832

Notes:

(a)	The net sales, gross profit and operating income (loss) have excluded the discontinued business of Liquid Crystal Display Panels (“LCDP”) and Flexible Printed Circuit (“FPC”). For the three months ended March 31, 2013 and March 31, 2012, the discontinued operations recognized net sales of $7.7 million and $17.7 million, a gross profit (loss) of 0.3 million and ($3.1) million, and an operating income (loss) of $0.1 million and ($5.6) million respectively. (Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for details).
(b)	Net income for the three months ended March 31, 2013 has included income from discontinued business (net of tax) of $0.1 million, layoff compensation of $1.3 million due to simplification of organization structure and other and interest income of $3.4 million, which consisted of legal liability provision on legal case reversal of $1.0 million, income from Sanctioned Payment of $0.8 million for closing the legal dispute and interest income of $0.8 million.
(c)	Percentage change is not applicable if either of the two periods contains a loss.
(d)	This information has been published on the Company’s website http://www.namtai.com/quarterly/quarterly.htm under the quarterly earnings report of Q1 2013 on page 7, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2013

1. Quarterly Sales

(In thousands of US Dollars, except percentage information)

Quarter	2013	2012	YoY(%) (Quarterly)	YoY(%) (Quarterly accumulated)
1st Quarter	$177,476	$87,814	102.1	102.1
2nd Quarter	—	$198,425
3rd Quarter	—	$372,339
4th Quarter	—	$459,618

Total	$177,476	$1,118,196

Note:

*	The above sales have excluded certain discontinued businesses. Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q1 2013 on page 7, Condensed Consolidated Statements of Comprehensive Income.

2. Key Highlights of Financial Position

	As at March 31,		As at December 31,
	2013	2012 (a)	2012 (a)
Cash on hand and Fixed deposits maturing over three months	$198.7 million	$144.6 million	$207.7 million
Ratio of cash (b) to current liabilities	1.01	1.07	0.58
Current ratio	2.36	2.36	1.69
Ratio of total assets to total liabilities	3.47	3.41	2.33
Return on equity	5.4%	(4.5%)	19.5%
Ratio of total liabilities to total equity	0.40	0.41	0.75
Debtors turnover	45 days	50 days	50 days
Inventory turnover	16 days	36 days	19 days
Average payable period	50 days	72 days	66 days

Notes:

(a)	The Company’s ratios as at March 31, 2012 and December 31, 2012 have been restated according to the reclassified assets and liabilities resulted from discontinued business. Please see page 8 of the Company’s Condensed Consolidated Balance Sheets for further information. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q1 2013 on page 8, Condensed Consolidated Balance Sheets.
(b)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months with amount of $48.1 million, $5.2 million and $49.8 million as at March 31, 2013, March 31, 2012 and December 31, 2012 are not classified as cash on hand but require separate disclosure.

OPERATING RESULTS

Net sales in the first quarter of 2013 were $177.5 million, an increase of 102.1%, compared to the net sales of $87.8 million for the same quarter of 2012. Gross profit in the first quarter of 2013 was $7.3 million, an increase of 58.4%, compared to $4.6 million in the first quarter of last year. Gross profit margin for the first quarter of 2013 was 4.1%, 1.2% down from 5.3% in the first quarter of last year. Operating income for the first quarter of 2013 was $1.1 million, compared to an operating loss of $0.9 million in the first quarter of last year. Net income in the first quarter of 2013 was $5.0 million, or $0.11 per diluted share, compared to the net loss of $3.6 million, or loss of $0.08 per diluted share, in the first quarter of last year.

The improvement of the Company’s results in the first quarter of 2013 was mainly due to three factors. First, sales revenue increased by 102.1% compared to the same period of last year, as a result of the Company’s Shenzhen manufacturing facility began production of high-resolution Liquid Crystal Display Modules (“LCMs”) for smartphones from September 2012. Second, the Company had $3.4 million in other and interest income, including $1.0 million reversal of legal liability provision for litigation, $0.8 million income from certain sanctioned payment for ending the legal dispute and $0.8 million interest income. Third, the Company has improved its operating and net income through streamlining its organization structure by reducing the headcount and success in its cost control. Nevertheless, the Company’s gross profit decreased as a result of the Company lowering the quotation unit price due to customers’ cost down requirement resulting from the weakest consumer market.

With respect to the discontinued low profit margin business, for the three months ended March 31, 2013 and March 31, 2012, the net sales were $7.7 million and $17.7 million, gross profit (loss) were $0.3 million and ($3.1) million, and operating income (loss) were $0.1 million and ($5.6) million respectively. The general and administrative expenses for the three months ended March 31, 2013 included net gain on disposal of FPC assets of $0.2 million. Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q1 2013 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

The Company’s revenue increased by 102.1% in the first quarter of 2013 compared to the first quarter of 2012, excluding the contribution from the discontinued business. This revenue increase was attributable to the commencement of production of high-resolution LCMs for smartphones at the Company’s Shenzhen facility since September 2012. After the final evaluation on the viability of its flexible printed circuit (“FPC”) business based on its performance in the third quarter of 2012, the Company has discontinued its FPC business as of the end of March 2013, which business has been generating losses since its initial production.

The Company depends on a small number of customers. In the first quarter of 2013, as a result of the weak consumer market, LCM orders placed by the Company’s major customers were significantly lower than the customers’ original forecast. The Company was also compelled to lower the unit sales prices in response to its customers’ cost down requirements. There was also indication that orders placed by these customers could be cancelled with short notice. In response to these adverse market conditions, the management has made efforts to minimize potential losses resulting from cancellation and fluctuation of orders by its customers and decided to halt capital investment into technology platforms that cannot produce steady income streams. Unless market conditions improve to the extent that the Company has confidence to achieve a reasonable gross profit and there is no risk of customer confirmed orders being cancelled or significantly reduced or other strategic alternatives are found, the Company may have to halt its best quality LCM production operations service in both its Shenzhen and Wuxi manufacturing facilities by the end of June 2013 in order to minimize further losses and preserve cash. The Company’s LCM operations comprise the core of the Company’s existing businesses.

The Company is exploring all commercially viable alternatives to maintain its LCM operations, including strategic or technological alliances with complementary business operations, such as with backlight and touch key panel manufacturers. However, there is no assurance that the Company will be able to reach an agreement with these potential business partners on favorable and satisfactory terms.

In terms of the Company’s other long-lived assets, the management plans to redevelop a parcel of land of approximately 530,000 sq.ft. that encompasses its existing Shenzhen facility in light of Shenzhen government’s recently announced city rezoning project to convert this area into a high-end commercial district. The redeveloped land may comprise of multi-floor high-end office buildings, hotels and shopping malls with a total floor plan of approximately 3,000,000 sq.ft for rent. The location of this parcel of land is between the Shenzhen airport, the third largest airport in China, and the Qianhai Bay Special Economic Zone. The Qianhai Bay Special Economic Zone is the result of a long-term joint collaboration and development plan between Hong Kong and Shenzhen governments and will take on significance in China’s economic development through the preferential tax rates and incentives policies to be granted by the central government. Based on the development plan and other publicly available information from the PRC and Shenzhen governments, our management believes that it is likely that within the next 10 years this area will experience one of the fastest growth rates in the world. The distance between Qianhai Bay Special Economic Zone and Shenzhen airport is approximately 25 kilometers and our land is situated in the middle. The extensive incentives that the government is granting to land owner to accommodate the city rezoning plan and future tax concessions will significantly benefit the Company’s interest. The management intends to engage professional experts to conduct feasibility study, evaluate commercial value and formulate plans in the best interest of the Company and will seek board approval prior to commencing the redevelopment. The Company considers its existing cash flow sufficient to finance the first phase of development that will utilize up to one quarter of the available land for a building with a total floor plan of approximately 700,000 sq.ft. However, there can be no assurance that the Company will be able to obtain the requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the land.

Due to the high level of competition and weak consumer demand in the market for tablets, smartphones and ultrabook computers, the Company’s management expects its customer orders will continue to be volatile with increasing pressure to reduce unit sales price. As a result, the Company’s gross profit will also be under substantial pressure in 2013. Furthermore, if the customers, particularly the major LCM customers of the Company continue to experience a decline in the demand for the Company’s products as a result of the prevailing economic environment and other factors, including the Company’s unwillingness to continue capital investment in technology platforms that cannot produce steady income streams, the electronic manufacturing services, or EMS, that the Company provides to these customers could be curtailed or possibly even terminated. In addition, the Company may also continue to face certain risks including, but not limited to, the appreciation of renminbi, inflation in China, customers and suppliers’ inability to meet their contractual obligations, financial difficulties resulting in customers and suppliers’ illiquidity and global political events and actions, including war and terrorism. These risks could affect the Company’s sales, profit margin and loss of investments.

FIRST QUARTER RESULTS ANALYST CONFERENCE CALL AND WEBCAST

The Company will hold a conference call on Monday, April 29, 2013, at 8:30 a.m. (EDT). Shareholders, media and interested investors are invited to listen to the live webcast at www.namtai.com by clicking on the conference call link (under events) or over the phone by dialing 877.407.3140 just prior to its start time. International participants may dial 201.689.8473. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact us at 212.245.4577 or via email to kevin@cameronassoc.com not later than 5:00 p.m. (EDT) on Friday, April 26, 2013.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2013

As announced on November 5, 2012, the Company has set the payment schedule of quarterly dividends for 2013. The dividend for Q2 2013 was paid on April 19, 2013. The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2013.

The Company hereby clarifies that its shareholders of record on March 31, 2013 and June 30, 2013, a Sunday, will be identical to its shareholders of record at the close of business on March 28, 2013 and June 28, 2013 respectively, being the immediately preceding Friday.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2013	December 31, 2012	January 18, 2013	$0.15	PAID
Q2 2013	March 31, 2013	April 19, 2013	$0.15	PAID
Q3 2013	June 30, 2013	before July 31, 2013	$0.15
Q4 2013	September 30, 2013	before October 31, 2013	$0.15

Total for Full Year 2013			$0.60

The Company’s decision to continue dividend payments in 2013 does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends will be declared will depend upon Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2013, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2013

To enhance the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to accelerate the schedule of release of quarterly financial results for 2013 to be one week earlier than before. Details of the expected quarterly release dates are as follows:-

Announcements of Financial Results
Quarter	Date of release
Q1 2013	April 29, 2013 (Mon)
Q2 2013	July 29, 2013 (Mon)
Q3 2013	October 28, 2013 (Mon)
Q4 2013	January 27, 2014 (Mon)

ANNUAL GENERAL MEETING

The 2013 Annual General Meeting has been scheduled to be held on Friday, May 31, 2013 at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen facility in the location of Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang Street, Baoan District, Shenzhen, People’s Republic of China.

The record date for determining shareholders entitled to vote at its annual meeting was April 26, 2013 and the proxy materials will be released to shareholders on April 30, 2013.

ANNUAL REPORT

The Company filed its 2012 Annual Report on Form 20-F with the United States Securities and Exchange Commission (“SEC”) on March 15, 2013 Washington D.C. time. The Company’s Annual Report on Form 20-F includes its audited financial statements for its fiscal year ended December 31, 2012. The Company has posted its 2012 Annual Report on Form 20-F on its website and the Report can be accessed electronically at http://www.namtai.com/sites/default/files/2012form20F.pdf. The Report is also available on the SEC’s website at http://www.sec.gov. The Company will also deliver, within a reasonable time after request, a paper copy of its 2012 Annual Report, including its complete audited financial statements, free of charge, to any shareholder upon request. To request a paper copy, please contact the Company by email at kevin@cameronassoc.com to the attention of Mr. Kevin McGrath, Nam Tai’s Investor Relations, Re: 2012 Annual Report on Form 20-F.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release and the subsequent conference call, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to confirm prior orders or pay for the Company’s products; the financial resources and credit rating of Company’s customers under the current global recession; the effects that current credit and market conditions could have on the liquidity and financial condition of our customers and suppliers, including any impact on their ability to meet their contractual obligations; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition pressure on the Company’s revenues and margins; component quality or shortage, whether or not cause by customers change in specifications, delay in the Company’s ability to take possession of land for development of additional production facilities, continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations our ability to win additional government business. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2013 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2013, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all, Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release and the subsequent investors conference call; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, image-sensor modules and FPCAs. These components are used in numerous electronic products, including smartphones, tablets, automotive, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED MARCH 31, 2013 AND 2012

(In Thousands of US Dollars except share and per share data)

	Three months ended March 31
	2013	2012

Net sales (1)	$177,476	$87,814
Cost of sales	170,137	83,182

Gross profit	7,339	4,632

Costs and expenses
General and administrative expenses (2)	6,089	4,574
Selling expenses	130	475
Research and development expenses	11	449

	6,230	5,498

Operating income (loss)	1,109	(866)

Other income , net (3)	2,667	1,541
Interest income (3)	779	453
Interest expenses	(58)	(46)

Income before income tax	4,497	1,082
Income tax recovery (expenses)	387	(686)

Income from continuing business	4,884	396
Income (loss) from discontinued business, net of tax	100	(4,030)

Consolidated net income (loss)	4,984	(3,634)
Other comprehensive income	—	—
Consolidated comprehensive income (loss)	$4,984	$(3,634)

Basic net income (loss) per share:
Basic income per share from continuing business	$0.11	$0.01

Basic income (loss) per share from discontinued business	$0.00	$(0.09)

Basic net income (loss) per share	$0.11	$(0.08)

Diluted net income (loss) per share:
Diluted income per share from continuing business	$0.11	$0.01
Diluted income (loss) per share from discontinued business	$0.00	$(0.09)
Diluted net income (loss) per share	$0.11	$(0.08)
Weighted average number of shares (’000)
Basic	45,069	44,804
Diluted	45,709	44,832

Notes:

(1)	The sales from the discontinued business were $7.7 million and $17.7 million for the three months ended March 31, 2013 and 2012 respectively.
(2)	The G&A expenses for the three months ended March 31, 2013 has included layoff compensation of $1.3 million due to simplification of organization structure.
(3)	The other and interest income of $3.4 million from continuing business in the first quarter of 2013 included $1.0 million reversal of legal liability provision, income of $0.8 million from Sanctioned Payment for closing the legal dispute and interest income of $0.8 million.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2013 AND DECEMBER 31, 2012

(In Thousands of US Dollars)

	March 31	December 31
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$150,552	$157,838
Fixed deposits maturing over three months	48,135	49,824
Accounts and notes receivable, net	88,299	152,104
Derivative financial instrument	—	99
Inventories	29,997	52,553
Prepaid expenses and other receivables	28,633	29,522
Finance lease receivable – current	3,665	3,583
Deferred tax assets – current	589	457
Income taxes recoverable	169	169
Current assets from discontinued business	1,559	13,024

Total current assets	351,598	459,173

Property, plant and equipment, net	138,387	146,039
Finance lease receivable – non current	7,695	8,553
Land use rights	16,436	16,532
Deferred tax assets – non current	6,737	5,420
Other assets	107	327

Total assets	$520,960	$636,044

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$25	$3,978
Accounts payable	93,779	183,484
Trust Receipt loans	4,444	3,558
Accrued expenses and other payables	25,293	38,273
Short term bank borrowings	—	4,824
Dividend payable	20,162	26,882
Income tax payable	3,042	3,164
Current liabilities from discontinued business	2,003	7,710

Total current liabilities	148,748	271,873
Deferred tax liabilities	1,379	1,379

Total liabilities	150,127	273,252

EQUITY
Shareholders’ equity:
Common shares	453	448
Additional paid-in capital	290,654	287,602
Retained earnings	79,734	74,750
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	370,833	362,792

Total liabilities and shareholders’ equity	$520,960	$636,044

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2013 AND 2012

(In Thousands of US Dollars)

	Three months ended March 31
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$4,984	$(3,634)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	8,709	4,194
(Reversal) provision for inventories	(75)	1,329
Loss on purchase commitments	—	924
Reversal for goods return	(1)	—
(Gain) loss on disposal of property, plant and equipment	(542)	341
Loss on disposal of other assets	563	—
(Gain) loss on derivative financial instrument	(17)	72
Share-based compensation expenses	459	—
Increase in deferred income taxes	(1,449)	(490)
Unrealized exchange gain	(206)	(47)
Changes in current assets and liabilities:
Decrease in accounts receivable	65,905	14,909
Decrease (increase) in inventories	25,636	(9,936)
Decrease (increase) in prepaid expenses and other receivables	1,309	(3,520)
(Decrease) increase in notes payable	(4,248)	3,859
Decrease in accounts payable	(92,846)	(8,825)
(Decrease) increase in accrued expenses and other payables	(12,470)	2,537
(Decrease) increase in income tax payable	(122)	239

Total adjustments	(9,395)	5,586

Net cash (used in) provided by operating activities	$(4,411)	$1,952

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2013 AND 2012

(In Thousands of US Dollars)

	Three months ended March 31
	2013	2012
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(3,038)	$(22,057)
Decrease in deposits for purchase of property, plant and equipment	—	3,690
Cash received from derivative financial instrument	116	—
Proceeds from disposal of property, plant and equipment and other assets	5,436	260
Cash received from finance lease receivable	776	—
Decrease in fixed deposits maturing over three months	1,689	29,670

Net cash provided by investing activities	$4,979	$11,563

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(6,720)	$(3,136)
Proceeds from issue of shares	2,598	—
Proceeds from Trust Receipt loans	886	9,107
(Repayment of) proceeds from bank loans	(4,824)	1,434

Net cash (used in) provided by financing activities	$(8,060)	$7,405

Net (decrease) increase in cash and cash equivalents	$(7,492)	$20,920
Cash and cash equivalents at beginning of period	157,838	118,510
Effect of exchange rate changes on cash and cash equivalents	206	47

Cash and cash equivalents at end of period	$150,552	$139,477

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2013 AND 2012

(In Thousands of US Dollars)

1.	Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income (loss) was $4,984 and ($3,634) for the three months ended March 31, 2013 and 2012 respectively.

2.	Business segment information:

The Company’s business was separated into the Telecommunication Components Assembly – (“TCA”) and FPC segments in 2012. Since the first quarter of 2013, the FPC segment has been discontinued and only one TCA segment still existed.

3. A summary of the net sales, net income (loss) and long-lived assets by geographical areas is as follows:

	Three months ended March 31
	2013	2012
NET SALES FROM OPERATIONS WITHIN:
– PRC, excluding Hong Kong:
Unaffiliated customers	$177,476	$87,814
Intercompany sales	—	146

– Intercompany eliminations	—	(146)

Total net sales	$177,476	$87,814

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
– PRC, excluding Hong Kong	$4,425	$947
– Hong Kong	459	(551)

Total net income from continuing business	$4,884	$396

	Mar. 31, 2013	Dec. 31, 2012
LONG-LIVED ASSETS WITHIN:
– PRC, excluding Hong Kong	$150,602	$158,278
– Hong Kong	4,221	4,293

Total long-lived assets	$154,823	$162,571